
WebStreet
Round 5 Portfolios of
Amazon Stores and Websites

INVEST IN **WEBSTREET ROUND 5**

# Own a Slice of the Internet: Invest in Portfolios of Online Assets

LEAD INVESTOR

**Alts I LLC**

As longtime admirers of WebStreet, we at Alts.co are delighted to lead this round. Solid income generating opportunities are tough to find right now, and this niche is one of the bright spots. We conducted (and published) a comprehensive deep dive into both WebStreet the company and their funds, and we're specifically fans of the option to choose the portfolio that sits best with our investment requirements. WebStreet Round 5 will comprise a small but important part of our ALTS 1 portfolio along with a variety of blue chip alternative assets.

**Invested $20,000 this round**

webstreet.co Wilmington DE Technology Marketplace Fintech & Finance

## Highlights

1. WebStreet Founders started Empire Flippers, an online asset marketplace w/ $400M+ in sales
2. Earlier WebStreet portfolios raised $22M from 300+ investors & delivered 3-4% quarterly returns [1]
3. Previously only available at high minimums to accredited investors/private equity
4. Portfolios managed by thoroughly vetted industry experts with skin in the game
5. Rare chance to invest alongside global network of accredited investors: exclusively on Wefunder!

---

## Our Team



**Jonathan Magasanik & Rodney RJ Theodore** Amazon FBA Portfolio Managers

Built, scaled and exited a $3.5m Amazon FBA brand in a highly competitive category.



**Tomer Cohen & Moti Shnaidermann** Amazon FBA Portfolio Managers

Manage a portfolio of 11 Amazon FBA brands generating $5.5m in annual sales.



**Benjamin Schardt & Michael Fink** Content Site Portfolio Managers

Co-founded Ever-Growing and TreasureHunter, currently managing portfolios of 23 websites generating $4.5m in annual revenue.

Mirabel Vranjkovic


WebStreet
Formerly Empire Flippers Capital
WebStreet makes investing in online assets accessible.
Passive
Fractional
Diversified
Non-Correlated
Join us an early adopter of this alternative asset class!

## Unlocking a Market

Imagine there was a ballooning market that surpassed **$5 TRILLION** in worldwide sales in 2021. (source)

Imagine this high-performing market could quickly deliver positive cash flow on a monthly basis and was non-correlated.

Now, imagine you could invest in this market early and passively, like buying stocks or bonds.

## Sounds great, right?

The ballooning market you're imagining is e-commerce, or online assets that make money off advertising, digital marketing or selling merchandise online - like that tech website you love, the pet blog you read for training advice, or the Amazon store where you buy home decor.

A typical affiliate website, Amazon FBA business, or micro SaaS is ***quick to scale*** and ***quick to generate cash-flow.***

**Results not guaranteed and investors could lose their entire investment.*

But you have to know how.

Historically, online assets have only been accessible to private equity firms or accredited investors, ***leaving the average investor locked out***. They also require deep expertise, time, and capital to grow.

## WebStreet was launched to unlock this asset class.

### Your Gateway to Own a Slice of the Internet

WebStreet is a ***game-changing platform*** that allows ***fractional investment*** in online assets run by ***world-class*** portfolio managers.

We connect ***passive investors*** to ***active***

We connect ***passive investors*** to ***active portfolio managers*** with proven track records [1] of growing online assets.

This is *not* an experimental business model: it's been successful before. [1]

It just hasn't been accessible to *you*.

## The money you invest with us is directly for *you*!

WebStreet (fka Empire Flippers Capital) was founded by the same founders that brought about Empire Flippers, the largest curated marketplace for online assets in the world.

Through Empire Flippers, we saw firsthand the power of online assets, with over ***400 million dollars in transaction volume*** on our marketplace to prove it. Our mission was to make online asset investing mainstream, and we've found the way with WebStreet.

**WebStreet gives Main Street investors access to these *previously high minimum* investments.**

It makes ***online assets a viable asset class for retail investors***.

Starting in 2021, we funded 4 rounds of similar portfolios with our network of accredited investors. Now, we're opening Round 5 for Wefunder investors to invest alongside our accredited investors for the first time. ***Join us!***

# Capitalize on a Recessionary Opportunity

Today's turbulent market creates a unique opportunity for growth. Recessions last 10 months on average (source), and the expected hold period for WebStreet investments is 2-4 years. While online businesses aren't immune to recessions, they can capitalize on the period of expansion that typically follows.

## Why Online Assets?

**Online assets are businesses that operate solely in the digital world like Amazon stores and content websites.**

- **Non-correlated.** Detached from other markets, they are valuable in economic downturns. With low overhead, they are more agile under economic changes.
- **Cash-Flowing.** Their low overhead also makes them faster to positive cash flow than other assets.
- **Underrated asset class.** Value investing is alive and well in this space. There are deals galore, if you know how to find them.
- **Direct control.** They give you a huge degree of freedom and control. Yes, there are risks, but with experience you can give yourself an outsized edge.

## We know you have questions. Don't fret, we have answers.

# How Does It Work?

## All you have to do is:

- Review the investment opportunity


Decide how much you want to invest
Send in your investment via Wefunder
And...that's it!
You now own a fraction of 3 portfolios that will acquire online assets!

Once the funding is complete, the portfolio managers purchase the online assets and then do what they do best: ***manage and grow the portfolio.***

WebStreet handles all communications between investors and portfolio managers. Investors don't need to worry about capital calls or being involved in business operations. It's a ***completely passive investment*** with annual reports and profit distributions. In 2-4 years, the assets will be sold and the sale proceeds will be distributed back to investors.

** Distributions are subject to available profits, which cannot be guaranteed.*

Here's a video explaining how it works. *NOTE:* this was framed for our earlier rounds with accredited investors only, but the specifics are the same for this Wefunder offer.


WebStreet Investments Explainer Video
Watch later
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WebStreet

Formerly **Empire Flippers Capital**


Watch on YouTube

## What are the Terms?

| Round 5 Terms | |
|---|---|
| **Capital Stack** | 95% investor / 5% portfolio manager |
| **Fees** | 2.0% AUM Fee<br>1.0% Admin Fee (one time) |
| **Profit Split & Carried Interest** | 66.7% / 33.3% carried interest |
| **Distribution Schedule** | Profits paid annually after initial acquisition & growth period (9-12 months) |
| **Hold Period** | 2-4 years |
| **Return Expectations** | 15% projected average annual return |

*Forward-looking projections are not guaranteed.*

### The breakdown of the profit split is as follows:

- Investors - 66.7%

- Portfolio Managers - 20%
- WebStreet - 10%
- Independent Advisors - 3.3%

*WebStreet is raising funds through sale of other unit classes and 66.7% will be shared between all investors, with Class D (Wefunder investors) expected to represent no more than 33% of all investment.*

*If there are no independent advisors, which could be affiliates of WebStreet, the 3.3% will go to WebStreet.*

## To be crystal clear:

- Investors keep 66.7% of profits from regular cash flow.
- Investors keep 66.7% of any increase in value when the asset is sold.
- If the asset is sold for less than the purchase price, investors recoup their money first.

### Round 5 Financial Model*

| **Investment & Returns** | |
|---|---|
| Investment Amount | $10,000 |
| | |
| **Projected Annual ROI** | **15.4%** |
| **Assumptions** | |
| **Acquisition & Exit Multiple** | |
| Acquisition Multiple | 37x |
| Exit Multiple | 46x |
| | |
| **Growth/Decline in Net Profit** | |
| Portfolio 1 | 50% |
| Portfolio 2 | -20% |
| Portfolio 3 | 5% |
| ***Average*** | *12%* |

| **Investor Cash Flows** | |
|---|---|
| Year 1 Q1 | $0 |
| Q2 | $0 |
| Q3 | $0 |
| Q4 | $485 |
| Year 2 Q1 | $496 |
| Q2 | $496 |
| Q3 | $496 |
| Q4 | $496 |
| Year 3 Q1 | $496 |
| Q2 | $496 |
| Q3 | $496 |
| Q4 | $496 |
| **Returns from Distributions** | $4,451 |
| **Returns from Exit** | $10,169 |
| **Gross Return** | $14,620 |
| **Net Return** | $4,620 |

**Forward looking projections cannot be guaranteed*

### Go here for a downloadable financial model to test out different assumptions (File --> Make a Copy): WebStreet x Wefunder - Financial Projections.

It has to be stated: there are ***no guarantees on the returns projected***. Online businesses are volatile by nature and are ***high-risk*** investments. Only invest the amount you'd be 100% fine with losing. [2]

## How Did the Previous Rounds Perform?

Over the last 24 months, we launched 4 rounds under EF Capital (now WebStreet) for our network of accredited investors. These rounds brought in $22M+ in investments from 300+ investors.


WebStreet has tested the model across multiple rounds.
Selected 13 high-performing portfolio managers who purchased 30 online assets.
Early rounds have started cash flowing, providing quarterly distributions of 3-4%; on track for 20% annual investor returns over the life of the deals.
Despite a tumultuous economy, portfolios delivered 15% cash distributions in the last 12 months.
37% of investors invested in 2+ rounds and 18% invested in 3+ rounds.
Capital Raised ($M)
Capital Raised
Round 1 (Q1 2021)
Round 2 (Q3 2021)
Round 3 (Q1 2022)
Round 4 (Q4 2022)
Round 5 (Q1 2023)
$22.3M Raised to Date
2021
2022
2023

## The online assets purchased in the first 4 rounds include:

- Websites: 4 tech, 3 pets, 4 outdoor/camping, 2 home & garden, 3 fashion, 3 education, 1 automotive.
- Amazon stores: 8 home & garden, 4 education, 1 pets.

The range of assets allows for both ***diversification*** across industries/categories/niches and ***synergies*** between them.

### Investor Returns to Date

**Round 1**

$5.3M Capital Deployed | 4 Deals | 11 Acquisitions

| Avg. Investor Cash Yields | | | | |
|---|---|---|---|---|
| 4.3% | 2.8% | 2.4% | 3.0% | **17.7%** |
| Q1 22 | Q2 22 | Q3 22 | Q4 22 | **LTD[1]** |

**Round 2**

$5.2M Capital Deployed | 4 Deals | 12 Acquisitions

| Avg. Investor Cash Yields | | | | |
|---|---|---|---|---|
| n.a | 3.0% | 3.6% | 3.8% | **10.4%** |
| Q1 22 | Q2 22 | Q3 22 | Q4 22 | **LTD[1]** |

**Round 3**

$4.4M Capital Deployed | 3 Deals | 7 Acquisitions

| Avg. Investor Cash Yields | | | | |
|---|---|---|---|---|
| n.a | n.a | n.a | 3.5% | **3.5%** |
| Q1 22 | Q2 22 | Q3 22 | Q4 22 | **LTD[1]** |

*1: Life-to-Date*

** Past performance not indicative of future success and no guarantee as to performance of Round 5.*

*Cash Yields are calculated as cash distributed to investors over total amount invested.*

**WebStreet unlocked the market. And this is just the start.**

Our moonshot opportunity is that we will deploy ***$100 million per year*** by giving investors ***unprecedented access*** to this fast-paced asset class.

# What Are the Portfolios?

For Round 5, we have 3 portfolios on the table. Click the links below to see full specifics of each one, including the portfolio manager past accomplishments, core competencies, and investment thesis.


Portfolio 8022
WebStreet
Formerly Empire Flippers Capital
Portfolio Managers: Jonathan Magasanik & Rodney Theodore
Portfolio Focus: Amazon FBA
8022 -Amazon FBA
Jonathan Magasanik & Rodney Theodore
Rodney and Jonathan, Wharton MBA graduates and business partners for 15 years, have deep experience in retail, distribution, sales, and manufacturing. They have a strong track record managing Amazon businesses for consumer product manufacturers including Samsung, generating $20 million in revenue annually. In 2021, they sold their FBA private label brand to an institutional buyer for $3.5 million and have since acquired two more Amazon stores.
Portfolio Strategy
Rodney and Jonathan will target 2-5 Amazon FBA assets with non-complex, highly-rated, quality manufactured products in large categories. The assets will have clear room for growth through effective advertising, improved conversion, product line and geographic expansion, and price optimization utilizing Rodney and Jonathan's sourcing team in Asia.
Up to $2M
Target Raise Amount
$300k-$600k
Target Acquisition Size
SKU
25 SKU
Maximum number of SKUs per Brand
4.5
Minimum product reviews
Listing, Conversion, PPC, Supply Chain Optimization
Geographic & Product Line Expansion

## Go here for the full 8022 Portfolio Page.

# Portfolio 8023

WebStreet
Formerly Empire Flippers Capital

*Portfolio Managers:* Moti Shnaidermand and Tomer Cohen
*Portfolio Focus:* Amazon FBA

**8023 -Amazon FBA**



Moti Shnaiderman and Tomer Cohen

Moti and Tomer have years of experience selling on Amazon, along with a proven track record in product development, packaging, and branding. They have extensive familiarity with production processes in China and importing worldwide. With previous investor backing, the duo acquired and currently operate 11 Amazon FBA brands that generate an *annual net profit of $2.1 million*, with a *turnover of $5.5 million*.

**Portfolio Strategy**

Moti and Tomer will target 2-4 Amazon FBA assets with non-seasonal products open to quality control. The assets will have expansion opportunity through listing, product, and supply chain optimization. Moti and Tomer will also prioritize collaborations and leveraging of existing customer base from other stores in the portfolio.

| | | | | | |
|---|---|---|---|---|---|
| **Up to $2M** Target Raise Amount | **$250k-$500k** Target Acquisition Size | **4 - 10 SKU** Product Range per Brand | Non-seasonal products open to quality control | Listing, Product, and Supply Chain Optimization | Product expansions, collaborations and off-Amazon ads |

## Go here for the full 8023 Portfolio Page.

# Portfolio 8024

WebStreet
Formerly Empire Flippers Capital

*Portfolio Managers:* Benjamin Schardt and Michael Fink (TreasureHunter)
*Portfolio Focus:* Content Websites

**8024 - Content**



Benjamin Schardt & Michael Fink

Benjamin and Michael are the co-founders of TreasureHunter and Ever-Growing. They have an extensive track record of building content site portfolios, with an established team and infrastructure in place. Ever-Growing has built a portfolio of 16 content sites from scratch, generating over *$3.6M in revenue annually*. TreasureHunter has made 7 acquisitions since 2021, generating close to *$0.8M in net profit annually*.

**Portfolio Strategy**

Benjamin and Michael will target 2-6 Content Sites in passion-driven verticals with stable revenue over previous 2 years. The assets will have diversified monetization and traffic channels with a focus on organic/SEO. There will be significant low-hanging fruit like

marketing inefficiency and technical SEO issues. Benjamin and Michael will also prioritize content expansion and use their network of advertisers and agencies.


Up to $2M
Target Raise Amount
$200k-$1M
Target Acquisition Size
60% - 80%
Organic Traffic
Passion-driven Verticals (i.e. food, sports, gaming, travel)
Expansion of Content Production & Distribution
Direct Sales through proven network of advertisers & agencies

## Go here for the full 8024 Portfolio Page.

**Past performance not indicative of future performance. Results not guaranteed.*

# What's in it for the Portfolio Managers and WebStreet?

Each portfolio manager's focus is to create the best possible investment performance. They have skin in the game since the better their portfolios perform, the more money they personally make and the more funds come their way in the future. The same goes for us at WebStreet.

### Aligned Incentives

- Payouts to Portfolio Mangers and WebStreet are ***based on profits ONLY,*** creating a win-win-win scenario.
- ***No*** Portfolio Manager ***salaries or hidden fees***.
- Portfolio Manager ***performance will be public*** and determine ***access to future raises.***



# What's the Timeline?

### Investment Timeline

- **Month 0-3: Fundraising**
  WebStreet will hold all investment funds in a segregated account until the raise is fully closed.
- **Month 3-6: Acquisitions**
  Portfolio Managers have 90 days to acquire assets that match their acquisition criteria and growth plan. Any money not deployed is returned to investors.
- **Month 6-9: Growth & Stabilization**
  Portfolio Managers may set aside some money raised or reinvest monthly profits to grow the assets. The amount will vary and will be outlined in the portfolio strategy.
- **Month 12-24: First Investor Distributions**
  Timing of first distributions is based on monetization, strategy, and net payment terms. They are paid annually based on previous year net profit earnings.
- **Year 2-4: Sale of Assets**
  Average hold time is 2-4 years. The decision to sell or hold an asset is up to the Portfolio Manager, but they will hold any acquired asset for at least 1 year.

**Figures provided are estimates and actual timeframes may be shorter or longer. Investments are speculative, distributions cannot be guaranteed and investors could lose their entire investment.*

## How Are the Portfolio Managers Chosen?

WebStreet is building an elite roster of the top portfolio managers and online business entrepreneurs in the world. We leaned on Empire Flippers' best practices for vetting and the outcome of our rigorous standards have paid off.

Our bar was set high and we rejected 95%+ of applicants – out of 400+, we have only selected 13 high performers to date.

## Does the Fractional Model Work?

Yes. You can see it at play with alternative investment platforms like Masterworks, Roofstock, or Crowd Street. Fine art, wine, and whiskey are sold

Masterworks, Roofstock, or Crowd Street. Fine art, wine, and whiskey are sold this way. These platforms offer investors an opportunity to own alternative assets outside of the stock market.



So, why not the colossal opportunity of online assets?

## Why WebStreet?

Over the last decade, Empire Flippers built the most cutting-edge technology platform for buying and selling online businesses and a network of world-class portfolio managers with successful track records. This is the foundation for WebStreet.



Industry Pioneers
Empire Flippers
#1 largest curated marketplace in the world for online businesses.
Brokered 2,000+ deals, over $400M+ since 2013.
Large network of entrepreneurs with successful track records.
2,000+ Businesses Brokered
$400M+ Transaction Value
266k Active Buyers & Sellers
WebStreet (fka Empire Flippers Capital)
Online investment platform that matches investors to established online asset portfolio managers.
30 acquisitions to date across 14 funds with a total of $22.3M raised.
$22.3M Capital Raised
14 Funds Financed
30 Acquisitions Completed

Our Founders -- Justin, Joe and Managing Partner Mike -- realized through Empire Flippers that people wanted exposure to the high upside of online

businesses but didn't necessarily have the knowledge or skill set to do it.

They took what they learned from Empire Flippers and founded WebStreet.


WebStreet Team Snapshot
WebStreet Team
Leadership
Mike Vranjkovic
WS Managing Partner
Justin Cooke
WS Partner
EF Co-Founder
Joe Magnotti
WS Partner
EF Co-Founder
Investor Relations
Aaron McGinley
Investment Advisor
Chris Walsh
Investment Advisor
Kevin Roberts
Investment Advisor
Mike Farr
Investment Advisor
Investments
Blago Nestorov
Lead Investment Analyst
Ross Gerson
Acquisitions Advisor
Omar Aly
Investment Analyst
Michael Kern
Investment Analyst
Operations
Kyle Kuderewski
Lead Project Manager
Danilo Pantovich
Project Manager
Gabriel Gafner
Project Manager
Tulha Looji
Marketing Specialist
Customer Service
Michi Amable
Customer Service Team Lead
Audrey Labajo
Customer Service Specialist
Donah Bujae
Customer Service Specialist
Farrah Pena
Customer Service Specialist

WebStreet selects and vets portfolio managers, helps in performing due diligence on the assets being purchased, and performs ongoing reporting along with a third-party bookkeeping firm, allowing the portfolio managers to focus on managing the assets.

Our seasoned team is built out, and with our curated community of elite portfolio managers at the helm, this rare opportunity is positioned for moonshot.

## Become an early adopter of this asset class and own a slice of the internet!

While we have a large and active global community who already bought into what we built at WebStreet, we want to extend the invitation to investors beyond our current circles. Because at the end of the day, ***the bigger the pond, the bigger***

*the fish!*


We are opening up this investment to investors like YOU, not just the ivory towers of finance.
The opportunity is there and someone is going to take it.
Why shouldn't it be you?
WebStreet
Formerly Empire Flippers Capital

Disclaimer:

[1] Past performance does not predict future success or success of your investment.

[2] This overview may include or be based in part on projections, valuations, estimates and other financial data supplied by third parties, which has not been verified by WebStreet. This information should not be relied upon for the purpose of investing or for any other purpose. Any information regarding projected or estimated investment returns are estimates only and should not be considered indicative of the actual results that may be realized or predictive of the performance of the Company. The information contained herein has been prepared by WebStreet to assist interested parties in making their evaluation of the Company and does not purport to contain all of the information that a party may desire. In all cases, interested parties should conduct and rely on their own investigation and analysis of the Company

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of the Company for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of inclusion of the content on the website, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

No representation or warranty, express or implied, is made as to the fairness, accuracy or completeness of the presentation and the information contained herein and no reliance should be placed on it. Information in this presentation (including market data and statistical information) has been obtained from various sources (including third party sources) and the Company does not guarantee the accuracy or completeness of such information. All projections, valuations and statistical analyses are provided for information purposes only.

**Additional Business Plan and Org Chart**